



14 April 2010

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made five announcements in relation to:-

(1) Results of NOL's 41st Annual General Meeting held on 14 April 2010 at 11.00 am; and

(2) Cessation of four Non-Executive Independent Directors.

Attached are copies of the announcements for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Encs

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2010\Letters to US SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(AGM Results & Cessation of 4 NEDs) - 14Apr10.DOC



Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

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SEC Exemption
No. 82-2605


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Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Looi Lee Hwa and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	14-Apr-2010 18:34:16
Announcement No.	00161

>> Announcement Details

The details of the announcement start here ...



Announcement Title *	Results of NOL's 41st Annual General Meeting held on 14 April 2010
Description	Attached is the Company's announcement on the above.
Attachments	Announcement_on_AGM_14Apr2010.pdf Total size = **39K** (2048K size limit recommended)

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NEPTUNE ORIENT LINES LIMITED

**RESULTS OF NOL'S 41ST ANNUAL GENERAL MEETING ("AGM")
HELD ON 14 APRIL 2010 AT 11.00 A.M.**

The Board of Directors of Neptune Orient Lines Limited ("the Company" or "NOL") wishes to announce that at the 41st AGM of the Company held on 14 April 2010 at 11.00 a.m., all the Resolutions as set out in the Notice of AGM dated 29 March 2010, and put to the meeting, were duly passed.

The voting of all 11 Resolutions was by poll through electronic means, and the results of the Poll Voting were as follows:

No.	Resolutions	FOR		AGAINST	
		No. of Shares	%	No. of Shares	%
Ordinary Business					
1	Adoption of Reports and Financial Statements for the financial year ended 25 December 2009	1,864,240,141	100.00	1,000	0.00
2	Approval of Directors' fees of up to S$1,750,000 for the financial year ending 31 December 2010	1,883,287,608	99.99	181,500	0.01
3	Re-election of Mr Simon Claude Israel as Director	1,879,911,563	99.86	2,620,206	0.14
4	Re-election of Mr Cheng Wai Keung as Director	1,876,722,529	99.71	5,370,990	0.29
5	Re-election of Mr Christopher Lau Loke Sam as Director	1,880,468,395	99.89	1,992,374	0.11
6	Re-election of Mr Robert J Herbold as Director	1,880,988,208	99.92	1,530,561	0.08
7	Re-appointment of Ernst & Young LLP as the Company's Auditors and to authorise Directors to fix their remuneration	1,878,783,958	99.88	2,205,198	0.12
Special Business					
8	Authority for Directors to issue shares and instruments convertible into shares pursuant to Section 161 of the Companies Act, Chapter 50	1,878,886,563	99.81	3,667,045	0.19
9	Authority for Directors to offer and grant options and/or awards, and to allot and issue shares, pursuant to the provisions of the NOL Share Option Plan and the NOL Performance Share Plan 2004, subject to limits	1,815,535,573	96.59	64,102,035	3.41
10	Renewal of the Share Purchase Mandate	1,882,195,259	99.99	250,000	0.01
11	Renewal of the Mandate for Interested Person Transactions	144,241,028	99.77	333,750	0.23

Changes in NOL Audit Committee

The Board of Directors of NOL wishes to announce the following changes to the NOL Audit Committee ("NOL AC").

Mr Christopher Lau was re-elected as Chairman of the NOL AC following his re-election at the Company's AGM on 14 April 2010. Ms Jeanette Wong Kai Yuan and Mr Tan Puay Chiang will be appointed to the NOL AC with effect from 15 April 2010, pursuant to the SGXNET announcement made by the Company on 9 April 2010.

Mr Robert Holland, Jr who retired from office at the AGM on 14 April 2010 also retired from the NOL AC, while Mr Peter Wagner will be retiring from the NOL AC on 15 April 2010.

Composition of NOL Board Committee Members with effect from 15 April 2010

For ease of reference, the various Board Committee compositions with effect from 15 April 2010 are summarised below:

NOL Nominating Committee
Mr Bobby Chin Yoke Choong, Chairman
Mr Cheng Wai Keung+
Mr Peter Wagner

NOL Executive Committee
Mr Cheng Wai Keung, Chairman+
Dr Friedbert Malt
Mr Simon Claude Israel^
Mr Peter Wagner
Mr Ronald Dean Widdows, Group President & CEO^

NOL Audit Committee
Mr Christopher Lau Loke Sam, Chairman
Mr Bobby Chin Yoke Choong
Ms Jeanette Wong Kai Yuan
Mr Tan Puay Chiang

NOL Executive Resource & Compensation Committee
Mr Cheng Wai Keung, Chairman+
Dr Friedbert Malt
Mr Timothy Charles Harris
Mr Robert John Herbold
Mr Tan Puay Chiang

NOL Enterprise Risk Management Committee
Mr Timothy Charles Harris, Chairman
Mr Christopher Lau Loke Sam
Mr Simon Claude Israel^
Ms Robert John Herbold
Ms Jeanette Wong Kai Yuan

NOL Approval Committee
Mr Cheng Wai Keung, Chairman+
Mr Ronald Dean Widdows, Group President & CEO^

Notes:

1. All the Audit Committee members are Independent Directors.

2. All Board Committee members are Independent Directors except for those whose names are indicated with the following symbols:

   ^ Non-Independent Director

   + Independent Director, except in relation to transactions involving the Temasek Group

Record of Appreciation to Retired Directors

The Chairman and Board of Directors would like to take this opportunity to record their thanks and appreciation to Messrs James Connal Scotland Rankin, Robert Holland, Jr, Tan Pheng Hock and Boon Swan Foo, who retired from the NOL Board at the Company's AGM on 14 April 2010, for their invaluable contributions to the NOL Group during their tenure of office.

By Order of the Board

Looi Lee Hwa/Wong Kim Wah (Ms)
Company Secretaries

14 April 2010

SEC Exemption
No. 82-2605



Announcement of Cessation as Non-Executive Independent Director who is an Audit Committee Member *
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Looi Lee Hwa and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	14-Apr-2010 18:39:16
Announcement No.	00163

>> Announcement Details
The details of the announcement start here ...

Name of person *	Robert Holland, Jr.
Age *	70
Is Effective Date of Cessation known? *	Yes
If yes, please provide the date *	14-04-2010
Detailed Reason(s) for cessation *	Retirement as Non-Executive Independent Director
Is there any difference of opinion on material matters between the person and the Board of directors? *	No
If yes, please elaborate *	NA
Is there any matter in relation to the cessation that needs to be brought to the attention of the shareholders of the listed issuer? *	No
If yes, please elaborate *	NA
Any other relevant information to be provided to shareholders of the listed issuer? *	No
If yes, please elaborate *	NA
Date of Appointment to current position *	01-01-2004
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.) *	Non-Executive Independent Director and Audit Committee Member
Role and responsibilities *	1. Chairman of NOL Enterprise Risk Management Committee 2. Member of NOL Audit Committee
Does the AC have a minimum of 3 members (taking into account this cessation)? *	Yes
Number of Independent Directors	3 Directors (1. Christopher Lau Loke Sam 2. Cheng Wai Keung (except in relation to

currently resident in Singapore (taking into account this cessation) *	transactions involving the Temasek Group) 3. Bobby Chin Yoke Choong)
Number of cessations of appointments specified in Listing Rule 704(7) over the past 12 months *	Nil (in respect of Director)
Shareholding * in the listed issuer and its subsidiaries *	487,500 ordinary shares in the capital of the Company.
Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	Nil

>> Other Directorships

Past (for the last 5 years) *	Ben & Jerry, USA Neptune Orient Lines Limited The Cummings Group, USA The MONY Group Inc, USA WorkPlace Integrators, USA
Present *	Carver Federal Savings Bank, USA Essex Lake Group LLC, USA Lexmark International, USA The West Africa Fund, Ghana Yum! Brands Inc., USA
Footnotes	The current AC members are: 1. Christopher Lau Loke Sam 2. Peter Wagner 3. Bobby Chin Yoke Choong

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SEC Exemption
No. 82-2605



Announcement of Cessation as Non-Executive Independent Director *
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Looi Lee Hwa and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	14-Apr-2010 18:43:00
Announcement No.	00166

>> Announcement Details
The details of the announcement start here ...

Name of person *	James Connal Scotland Rankin
Age *	68
Is Effective Date of Cessation known? *	Yes
If yes, please provide the date *	14-04-2010
Detailed Reason(s) for cessation *	Retirement as Non-Executive Independent Director
Is there any difference of opinion on material matters between the person and the Board of directors? *	No
If yes, please elaborate *	NA
Is there any matter in relation to the cessation that needs to be brought to the attention of the shareholders of the listed issuer? *	No
If yes, please elaborate *	NA
Any other relevant information to be provided to shareholders of the listed issuer? *	No
If yes, please elaborate *	NA
Date of Appointment to current position *	01-11-2002
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.) *	Non-Executive Independent Director
Role and responsibilities *	1. Chairman of NOL Executive Resource and Compensation Committee 2. Member of NOL Nominating Committee
Does the AC have a minimum of 3 members (taking into account this cessation)? *	Yes
Number of Independent Directors	3 Directors (1. Christopher Lau Loke Sam 2. Cheng Wai Keung (except in relation to

currently resident in Singapore (taking into account this cessation) *	transactions involving the Temasek Group) 3. Bobby Chin Yoke Choong)
Number of cessations of appointments specified in Listing Rule 704(7) over the past 12 months *	Nil (in respect of Director)

Shareholding * in the listed issuer and its subsidiaries *	189,000 ordinary shares in the capital of the Company.

Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	Nil

>> Other Directorships

Past (for the last 5 years) *	Neptune Orient Lines Limited, Singapore
Present *	Employment Conditions Abroad Ltd, UK Millenium & Copthorne Hotels plc, England and Wales

Footnotes	The current AC members are: 1. Christopher Lau Loke Sam 2. Peter Wagner 3. Bobby Chin Yoke Choong

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SEC Exemption
No. 82-2605



Announcement of Cessation as Non-Executive Director *
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Looi Lee Hwa and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	14-Apr-2010 18:46:47
Announcement No.	00169

>> Announcement Details
The details of the announcement start here ...

Name of person *	Tan Pheng Hock
Age *	53
Is Effective Date of Cessation known? *	Yes
If yes, please provide the date *	14-04-2010
Detailed Reason(s) for cessation *	Retirement as Non-Executive Director
Is there any difference of opinion on material matters between the person and the Board of directors? *	No
If yes, please elaborate *	NA
Is there any matter in relation to the cessation that needs to be brought to the attention of the shareholders of the listed issuer? *	No
If yes, please elaborate *	NA
Any other relevant information to be provided to shareholders of the listed issuer? *	No
If yes, please elaborate *	NA
Date of Appointment to current position *	26-12-2006
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.) *	Non-Executive Director
Role and responsibilities *	Member of NOL Executive Resource and Compensation Committee
Does the AC have a minimum of 3 members (taking into account this cessation)? *	Yes
Number of Independent Directors currently resident in Singapore (taking	3 Directors (1. Christopher Lau Loke Sam 2. Cheng Wai Keung (except in relation to transactions involving the Temasek Group) 3. Bobby Chin Yoke Choong)

SEC Exemption No. 82-2605

into account this cessation) *	
Number of cessations of appointments specified in Listing Rule 704(7) over the past 12 months *	Nil (in respect of Director)
Shareholding * in the listed issuer and its subsidiaries *	None
Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	Nil

>> Other Directorships

Past (for the last 5 years) *	2006 JV Pte. Ltd., Singapore (In members' voluntary winding up) Building And Construction Authority, Singapore Neptune Orient Lines Limited, Singapore Singapore Training and Development Association Advisory Council, Singapore ST Synthesis Pte Ltd, Singapore
Present *	Cradance Services Pte Ltd, Singapore Nanyang Polytechnic International Private Limited, Singapore SembCorp Marine Ltd, Singapore Singapore Airshow & Events Pte. Ltd., Singapore Singapore Technologies Aerospace Ltd, Singapore Singapore Technologies Dynamics Pte Ltd, Singapore Singapore Technologies Electronics Limited, Singapore Singapore Technologies Engineering (Europe) Ltd, UK Singapore Technologies Engineering Ltd, Singapore Singapore Technologies Kinetics Ltd, Singapore Singapore Technologies Marine Ltd, Singapore ST Engineering Financial I Ltd., Singapore The International Institute for Strategic Studies (Asia) Ltd, Singapore Vision Technologies Marine, Inc., USA Vision Technologies Systems Inc, USA VT Systems, Inc, USA Advisory Committee, School of Mechanical and Aerospace Engineering, Nanyang Technological University, Singapore Supervisory Board, KAZ-ST Engineering Bastau, Kazakhstan Lifelong Learning Endowment Fund Advisory Council, Singapore Nanyang Polytechnic (NYP) Board of Governors, Singapore Consultative Committee, NUS, Department of Mechanical Engineering, Singapore Singapore Quality Award Governing Council, Singapore Singapore Workforce Development Agency, Singapore Advisory Board, Singapore-China Association for Advancement of Science & Technology, Singapore Temasek Defence Systems Institute, Singapore
Footnotes	The current AC members are: 1. Christopher Lau Loke Sam 2. Peter Wagner 3. Bobby Chin Yoke Choong

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SEC Exemption
No. 82-2605


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Announcement of Cessation as Non-Executive Director *

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Looi Lee Hwa and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	14-Apr-2010 18:49:19
Announcement No.	00170

>> Announcement Details

The details of the announcement start here ...

Name of person *	Boon Swan Foo
Age *	54
Is Effective Date of Cessation known? *	Yes
If yes, please provide the date *	14-04-2010
Detailed Reason(s) for cessation *	Retirement as Non-Executive Director
Is there any difference of opinion on material matters between the person and the Board of directors? *	No
If yes, please elaborate *	NA
Is there any matter in relation to the cessation that needs to be brought to the attention of the shareholders of the listed issuer? *	No
If yes, please elaborate *	NA
Any other relevant information to be provided to shareholders of the listed issuer? *	No
If yes, please elaborate *	NA
Date of Appointment to current position *	28-07-2008
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.) *	Non-Executive Director
Role and responsibilities *	1. Member of NOL Executive Committee 2. Member of NOL Executive Resource and Compensation Committee
Does the AC have a minimum of 3 members (taking into account this cessation)? *	Yes
Number of Independent Directors	3 Directors (1. Christopher Lau Loke Sam 2. Cheng Wai Keung (except in relation to

SEC Exemption
No. 82-2605

currently resident in Singapore (taking into account this cessation) *	transactions involving the Temasek Group) 3. Bobby Chin Yoke Choong)
Number of cessations of appointments specified in Listing Rule 704(7) over the past 12 months *	Nil (in respect of Director)
Shareholding * in the listed issuer and its subsidiaries *	None
Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	Nil

>> Other Directorships

Past (for the last 5 years) *	Agis Pte Ltd, Singapore Aksaas Pte Ltd, Singapore Blue Dot Capital Management Pte Ltd, Singapore BMRC, A*STAR, Singapore DSIMLAB Pte Ltd, Singapore Economic Development Board, Singapore Exploit Technologies Pte Ltd, Singapore Imperial College, UK Info-Communications Development Authority of Singapore Act (IDA), Singapore INSEAD Singapore National Council, Singapore Editorial Advisory Board of Intellectual Property Marketing Advisor, USA Keppel Amfels Inc, USA MINT Fund Steering Committee of Maritime & Port of Authority of Singapore, Singapore Merlion Pharmaceuticals Pte Ltd, Singapore Mindef Brunei, Brunei Motorola Inc Research Visionary Board, USA NTUC Income Insurance Cooperative Limited, Singapore Orangestar Investment Holdings Pte Ltd, Singapore PUB Consultants Private Limited, Singapore SERC, A*STAR, Singapore Singapore Computer Systems Limited, Singapore
Present *	Aspen Holdings Ltd, Thailand China-Singapore Suchou Industrial Park Development Co., Ltd, China Cypress Holdings Ltd, Thailand Global Investments Limited, Singapore Nanyang Technological University, Singapore Shin Corporation Plc, Thailand Singapore Technologies Engineering Ltd, Singapore Singbridge International Singapore Pte Ltd, Singapore ST Asset Management Ltd, Singapore Temasek Holdings (Private) Limited, Singapore Veredus Laboratories Pte Ltd, Singapore
Footnotes	The current AC members are: 1. Christopher Lau Loke Sam 2. Peter Wagner 3. Bobby Chin Yoke Choong

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